Exhibit 12.1
Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes	$(1,588,332)	$(541,270)	$(220,766)	$(173,291)	$(221,070)
Fixed charges	122,505	121,608	97,903	66,616	62,002
Capitalized interest	(6,288)	(7,232)	(5,266)	(803)	(1,983)
Preferred stock dividend requirements	(22,866)	(22,661)	(10,647)	(2,793)	—
	$(1,494,981)	$(449,555)	$(138,776)	$(110,271)	$(161,051)
Fixed charges:
Interest expense	$90,951	$88,831	$78,841	$59,339	$56,216
Capitalized interest	6,288	7,232	5,266	803	1,983
Rent factor	2,400	2,884	3,149	3,681	3,803
Preferred stock dividend requirements	22,866	22,661	10,647	2,793	—
	$122,505	$121,608	$97,903	$66,616	$62,002

Ratio of earnings to fixed charges and preferred stock dividends [1]	—	—	—	—	—

1 During 2015, 2014, 2013, 2012, and 2011, earnings were deficient by $1,617,486, $571,163, $236,679, $176,887 and $223,053, respectively, regarding the coverage of fixed charges and preferred stock dividends.